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         August 10, 2020

       Thomas J. Schuetz, M.D., Ph.D.
       Chief Executive Officer
       Compass Therapeutics, Inc.
       245 First Street
       3rd Floor
       Cambridge, Massachusetts 02142

                                                        Re: Compass
Therapeutics, Inc.
                                                            Form 8-K
                                                            Filed June 23, 2020
                                                            File No. 000-55939

       Dear Dr. Schuetz:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




         Sincerely,


         Division of Corporation Finance

         Office of Life Sciences